UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JANUARY 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CHC Group Ltd.

File No. 333-191268 - CF#30174

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CHC Group Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 19, 2013, as amended.

Based on representations by CHC Group Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

      Exhibit 10.6   through January 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Elizabeth M. Murphy
      Secretary